COLUMBIA SQUARE 555 THIRTEENTH STREET, N.W. WASHINGTON, DC 20004-1109 TEL (202) 637-5600 FAX (202) 637-5910 WWW.HHLAW.COM

November 29, 2005

BY EDGAR AND HAND DELIVERY

Ms. Karen J. Garnett

Mr. Geoffrey M. Ossias

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Republic Property Trust
Amendment No. 2 to Registration Statement on Form S-11
File No. 333-128554

Dear Ms. Garnett and Mr. Ossias:

On behalf of Republic Property Trust, in connection with the proposed public offering of Republic Property Trust’s common shares, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission, Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-128554), including exhibits, for filing under the Securities Act of 1933, as amended, which has been marked to show changes from Republic Property Trust’s Amendment No. 1 to the Registration Statement, filed on October 31, 2005.

The changes reflected in Amendment No. 2 to the Registration Statement include those made in response to the comments of the Staff of the Securities and Exchange Commission set forth in the Staff’s comment letter dated November 17, 2005 (the “November 17th Letter”), as well as other revisions and updates.

Set forth below are Republic Property Trust’s responses to the comments raised in the November 17th Letter.  For your convenience, we have provided each of your numbered comments followed by Republic Property Trust’s responses.  In addition, we have sent to you paper copies of this letter and copies of Amendment No. 2 to the Registration Statement (including exhibits thereto).  All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 2 to the Registration Statement.  Page references generally are not provided when the changes appear throughout the prospectus.  References throughout this letter to “we,” “us” and “our” are to Republic Property Trust and its consolidated subsidiaries, including Republic Property Limited Partnership (the “Operating Partnership”).

Form S-11

General

1.                                      Refer to Section 1.2(b) of Exhibits 10.5, 10.9, 10.12 and 10.13.  It appears that Republic Properties Corporation may be receiving shares with a view toward distribution. Please tell us why it should not be viewed as an underwriter or tell us what exemption you intend to rely on for issuances to each designee.

We respectfully submit that Republic Properties Corporation should not be viewed as a statutory underwriter.  Section 1.2(b) of Exhibits 10.5, 10.9, 10.12 and 10.13 was designed to permit Republic Properties Corporation to designate the founders of Republic Property Trust — Richard Kramer, Steven Grigg and Mark Keller —  as recipients of the OP units if it desired to do so.  As described in the Prospectus, Messrs. Kramer, Grigg and Keller serve as the Chairman of our Board, President and Chief Executive Officer, respectively.

We understand that Republic Properties Corporation has determined not to designate either of Mr. Kramer or Mr. Grigg as recipients but will transfer a portion of its OP units to Mr. Keller subsequent to the completion of the formation transactions.  However, we respectfully submit that Republic Properties Corporation should not be viewed as a statutory underwriter with a view toward distribution because the transfer to Mr. Keller of these OP units represents a transfer to one of our founders.

Prospectus Summary

Experienced Senior Management Team, page 2

2.                                      We note your response to prior comment 5 and reissue the comment.  References to the collective experience of your managers are not appropriate because each of your managers does not have the same amount of experience. Please remove these references from your prospectus.

In response to the Staff’s request, we have deleted each of the references in the prospectus to the collective experience of our managers.

3.                                      We note your response to prior comment 6 and reissue the comment. Highlighting information about your predecessor’s performance in the summary without a corresponding discussion and analysis by management is not appropriate.  Please remove the reference to annualized return from the summary. In addition, to the extent you retain disclosure of your predecessor’s performance in the body of the prospectus, please:

•                  define “annualized cash return on equity,”

•                  explain what comprises cash and how you are calculating the return, including tax considerations, and

•                  discuss historical returns thoroughly in your MD&A, including any fluctuation in actual returns on a year-to-year basis.

Also, please include a risk factor discussing differences between you and your predecessor and cautioning investors against using past performance of the predecessor as a guide for your future results.

In response to the Staff’s request, we have deleted each of the references in the prospectus to our predecessor’s prior performance.  Accordingly we have not included an additional risk factor detailing the differences between us and our predecessor.

Development Pipeline of Trophy Office Buildings. page 2

4.                                      We note from page 6 that you do not consider your acquisition of the option properties to be probable at this point in time. Accordingly, it is not clear that the options actually represent a competitive advantage, given the likelihood that they will actually be exercised. Please omit this disclosure from here and the chart on page 10 or make it clear in both places, and in your risk factors, that you do not consider it probable that you will actually acquire the properties subject to these options.

In response to the Staff’s comment, we have added disclosure on pages 2, 11 and 86.

Our Structure, page 10

5.                                      Please tell us why there is no reference to the former partners of RKB Holding L.P. in this chart. We note that the partners will receive REIT shares and/or cash in the merger with your operating partnership.

We respectfully submit that the former partners of RKB Holding L.P. are currently included in the chart on page 11 as they are included in the upper right-hand circle as indirect investors in the Fund, through their limited partnership interest in RKB Holding L.P.  As disclosed in the prospectus on page 8, RKB Holding L.P. is a limited partner in the Fund.  In response to the Staff’s request, we have modified the disclosure in the upper right-hand circle to highlight that the non-U.S. investors in each of the Fund (i.e., the RKB Holding L.P. investors) and RPT 1425 will be provided common shares as part of the formation transactions and thereby constitute a part of our initial shareholder base.

6.                                      Please tell us why RPT 1425 does not appear as a subsidiary of the Operating Partnership. We note that the Operating Partnership will acquire 100% ownership of this entity in the formation transactions.

We respectfully submit that none of the separate property-owning entities that are wholly-owned by the Operating Partnership are specifically identified in the chart on page 11.  Rather, the chart includes the Republic Building, the property owned by RPT 1425, as one of the properties in the “Initial Properties” box on the bottom of the page.

Conflicts of Interest. page 13

7.                                      Please quantify how much time Messrs. Kramer, Grigg and Keller will devote to managing your company.

In response to the Staff’s request, we have revised the disclosure on page 15 to quantify the amount of time expected to be devoted to our business by Messrs. Grigg and Keller.  In addition, we hereby supplementally confirm our belief that Mr. Kramer will devote time to our business as required and in an amount sufficient to carry out his duties as a non-executive Chairman of the Board.

8.                                      Please revise to discuss the potential conflict of interest with the Lehman Brothers affiliate as a result of the refinancing agreement and file as exhibits all relevant agreements. Specifically disclose that your underwriter may be influenced by the affiliated lender in an effort to make sure that the offering closes and that the lender is repaid on a timely basis. Please make corresponding changes to your disclosure on page 39.

In response to the Staff’s request, we have revised the disclosure on page 15 to include a discussion of the potential conflicts of interest that may exist for Lehman Brothers Inc. arising from the refinancing agreement.  We have also made corresponding changes to our risk factor disclosure on page 42.  In addition, as requested, we have filed the commitment letter in connection with the refinancing of our Presidents Park I, II and III properties as Exhibit 10.33 to our Registration Statement.

Our Distribution Policy, page 15

9.                                      We note your response to prior comment 19. We further note that you continue to include references to a line of credit in your distribution policy disclosure.  You may not rely on a line of credit—for purposes of your proposed initial distribution—until you have received a firm commitment for it. Please revise your disclosure accordingly.

In response to the Staff’s comment, we respectfully submit that we have entered into a commitment with Lehman Brothers Inc., one of the underwriters in our offering, and Lehman Brothers Commercial Bank, an affiliate of Lehman Brothers Inc.  We have filed this commitment letter as Exhibit 10.30 to our Registration Statement. We have also included additional disclosure describing this commitment to secure a Senior Secured Revolving Credit Facility on page 67 and the potential conflicts of interest on pages 15 and 42.

Risk Factors

We may be unable to renew existing leases..., page 22

10.                               Please quantify the rent associated with expiring leases that you believe may be above-market.

In response to the Staff’s request, we have added disclosure on page 24.

Risks related to our debt financing. page 27

11.                               We note your response to prior comment 16.  To the extent you are unable to resolve this issue prior to the next amendment, please include a risk factor discussing your obligations under this guarantee.

In response to the Staff’s comment, we respectfully note that we are seeking consent of the requisite lender in order to substitute the Operating Partnership for Republic Properties Corporation as the guarantor under the Pender Business Park loan.  We are seeking such consent because RKB Pender LLC (the obligor under the Pender Business Park loan) will become one of the Operating Partnership’s subsidiaries as part of the formation transactions.  However, until such consent is received and the Operating Partnership becomes the guarantor under the Pender Business Park loan, Republic Properties Corporation will remain the guarantor under this loan. In this regard, we note that Republic Properties Corporation has confirmed to us its duty to serve as the guarantor under this loan, notwithstanding our intentions to consummate our initial public offering, until the lender consent process is complete.   We do not believe that any delay or failure to obtain such lender consent could materially adversely affect our obligations under this loan.

Our existing mortgage indebtedness..., page 28

12.                               Please describe the covenants in more detail, including how they restrict you from selling property or engaging in acquisitions mergers.  Please be specific as to financial ratios under which you may have to operate and quantify the amount of debt currently subject to acceleration under these loan agreements.  Please refer to such disclosure, as necessary, in your discussion of liquidity beginning on page 62.

In response to the Staff’s request, we have included additional disclosure on page 30 to clarify that the covenants contained in our existing mortgage indebtedness restrict our ability, without the consent of the applicable lender, to sell any particular property or enter into any mergers or consolidations. In addition, we hereby confirm that our existing mortgage indebtedness does not contain financial ratios under which we must operate.  In addition, we believe that the remaining covenants included in our existing mortgage indebtedness are of a customary nature for companies owning real estate properties such as ours.

Our inability to secure a line of credit…, page 28

13.                               Please discuss in more detail the ramifications of your inability to secure the proposed line, including the impact on your initial distribution and any specific capital projects that may, based on your own projected cash flow, appear to be underfunded at this point in time.

In response to the Staff’s comment, we respectfully submit that we have entered into a commitment with Lehman Brothers Inc., one of the underwriters in our offering, and Lehman Brothers Commercial Bank, an affiliate of Lehman Brothers Inc., to secure a Senior Secured Revolving Credit Facility.  We have filed this commitment letter as Exhibit 10.30 to our Registration Statement.  We have included additional disclosure describing our commitment to secure a Senior Secured Revolving Credit Facility on page 67.

Use of Proceeds, page 43

14.                               Please indicate whether you will use proceeds of the offering to repay loans issued by any entity affiliated with your underwriters, other than the proceeds which may be used to repay the affiliate of Lehman Brothers in connection with the potential refinancing.

In response to the Staff’s request, we hereby confirm that, other than the potential use of proceeds to repay an affiliate of Lehman Brothers in connection with the refinancing of our Presidents Park properties, we currently do not intend to use any of the proceeds from our offering to repay indebtedness with any of our underwriters.

Distribution Policy, page 44

15.                               We note your response to prior comment 33. Please clarify whether you have adjusted these revenues for taxes applicable to your subsidiary.

In response to the Staff’s request, we respectfully note that we have eliminated any assumptions in the Distribution Policy section on page 48 for third-party management and development agreements.  Accordingly, no adjustments have been made for taxes applicable to our subsidiaries.

Note (4), page 41

16.                               We have considered your response to our prior comment 42.  Based on the fact that your development fees are derived from projections on the timing and amount of construction costs from properties currently under development, we are still unsure of your factual basis for including these adjustments in your calculation of cash available for distribution.  Further given these management and development agreements are cancelable with 30 days written notice and the amount of estimates involved in determining these amounts, please explain to us how these adjustments are factually supportable.

In response to the Staff’s comment, we have revised our disclosure to remove from the Distribution Policy section on pages 48 and 49 all adjustments for third-party management and development contracts.

Management’s Discussion and Analysis

Liquidity and Capital Resources

Short-Term Liquidity Requirements. page 63

17.                               We note your response to prior comment 47. Please indicate when you will perform this “analysis” and include disclosure responsive to our comment at that time.

In response to the Staff’s comment, we respectfully note that we do not expect to conduct any such analysis prior to our initial public offering.  However, we believe that we will have sufficient cash to meet our liquidity needs for the next 12 months through existing working capital and cash provided by operations and, if necessary, from borrowings under our proposed credit facility, for which we have obtained a commitment from Lehman Brothers Inc. and its affiliate.

Long-Term Liquidity Requirements page 64

18.                               We generally view short-term liquidity requirements as those expected to occur in the next 12 months while long-term is beyond the next 12 months. Please revise your disclosure to more clearly distinguish between your short-term and long-term liquidity needs and the resources to meet those needs.

In response to the Staff’s comments, we have revised our disclosure on pages 66 and 67 to further distinguish between our short-term and long-term liquidity needs and the resources required to meet those different needs.

Business and Properties, page 79

19.                               We note your response to prior comment 55.  With respect to disclosure that you have chosen to retain, please provide us with objective support for the following assertions or couch them in terms of your belief and define the operative terms with specificity:

•                    that your public/private partnerships have been “successful” (please define that term); and

In response to the Staff’s request, we have deleted the reference to “successful” public/private partnerships on pages 1 and 86 of the prospectus.

•                    that all of your tenants are “financially strong” (please define that term).

In response to the Staff’s request, we have revised our disclosure on pages 1 and 86 to eliminate the references to our tenants’ “financial strength.”

20.  We note your response to prior comment 56 and the documents contained in Exhibit A to your response letter and have the following additional comments:

•                  Please direct us to support in the CoStar report (attached as section A) for your assertion on page 1 that the Washington, D.C. area market is the nation’s second largest.

We respectfully note that the CoStar third quarter report (attached as section A of Exhibit A to our letter dated October 31, 2005) provides the total square footage of the Washington, D.C. area market (376,666,254 square feet).  Delta Associates compiled a chart based on the CoStar data (attached as section E of Exhibit A to our letter dated October 31, 2005), which compares the total square footage of the largest U.S. office markets and ranks the Washington, D.C. office market as second.

We also direct the Staff’s attention to the third quarter 2005 MarketView Washington, D.C. Office report by CB Richard Ellis (attached as section O of Exhibit A to our letter dated October 31, 2005, and attached as section A of Exhibit A to this response letter), the first page of which states that the Washington, D.C. office market is ranked second in size, and to the Trendlines 2005 report (attached as section L of Exhibit A to our letter dated October 31, 2005), which makes the same statement.

•                  Please direct us to support in the conference report (attached as section B) for your assertion on page 80 that the Washington, D.C. area economy has outperformed all other major metropolitan areas since 1996, as opposed to the national economy.

We have amended the disclosure on page 83 and have supplementally provided support for this assertion in section B of Exhibit A to this response letter.

•                  Please direct us to support in the report by Delta Associates (attached as section D) for your assertion on page 80 related to the national vacancy rate in the third quarter of 2005.

We respectfully note the Staff’s comment and have supplementally provided support for this assertion in section C of Exhibit A hereto.

•                  Please direct us to support in the report on federal procurement spending (attached as section H) for your assertion regarding $108.9 billion in federal spending in the Washington, D.C. area in 2004.

We have amended the disclosure on page 84 to reflect the level of federal procurement spending in Washington, D.C. in 2004 and have supplementally provided support for this assertion in section D of Exhibit A hereto.

•                  Please direct us to support for your assertion on page 81 that federal procurement supports, directly or indirectly, 932,500 private sector jobs in the region.

We have amended the disclosure on page 84 in response to the Staff’s request and have supplementally provided support for this assertion in section E of Exhibit A hereto.

•                  Please direct us to support for your assertion on page 81 that the supply of Class A office space in the Washington, D.C. area is limited.

We respectfully direct the Staff’s attention to page 2 of the CoStar third quarter 2005 report (attached as section A of Exhibit A to our letter dated October 31, 2005 and as section F of Exhibit A hereto), where it is noted that few large blocks of Class A space were available for development in the Washington, D.C. area in the third quarter of 2005.

Financial Statements

2. Formation of the Trust and Offering Transaction. page F-4

21.                               We note from your response to comment 71 that you plan to account for the formation transactions in a manner similar to a pooling of interests based on guidance in EITF 94-2.  Based on your disclosure in Note 1 to the interim and year-end financial statements, we note there are other noncontrolling owners of the Fund that will be contributing their interests and as such, we remain unclear how you determined reorganization accounting is appropriate for all contributions that will be made as part of these formation transactions.  Please clarify if the other owners comprising the predecessor will contribute their interests for limited partnership units.  If so, explain why the exchange of interests in the Fund owned by other than controlling shareholders will not be stepped up and accounted for as an acquisition of minority interests as described in SFAS 141.  In addition, advise us how you determined the controlling person or group and why. We note from your response the general partner controls the Fund, as such we are unclear why Holdco’s, as well as the other limited partners’ interests are brought over at historical cost. Please advise.

We appreciated the opportunity on November 18, 2005 to discuss with the Staff the proposed accounting for the Operating Partnership’s transaction with the Fund and Holdco.  As we indicated on the call, we initially considered the exchange of partnership interests by the owners of the Fund and the merger of Holdco into the Operating Partnership (OP) to be a reorganization transaction that lacked substance and should be accounted for at historical cost.  The FTB 85-5 “Issues Relating to Accounting for Business Combinations, Including Stock Transactions between Companies under Common Control,” indicates that “if the exchange lacks substance, it is not a purchase event and should be accounted for and based on existing carrying amounts.”  Also, the background section of EITF 94-2 “Treatment of Minority Interests in Certain Real Estate Investment” indicates that such transactions are usually accounted for at historical cost.  Accordingly, we had viewed that no step-up in basis was required for the reorganization.

During our telephone conference call, the Staff indicated that it was their view that EITF 94-2 was not applicable to the transaction and that the Company should focus on relevant accounting guidance contained in, EITF 02-5 “Definition of “Common Control” in Relation to FASB Statement No. 141” and FASB 141 “Business Combinations.”  As discussed further below, we believe this transaction does not meet the criteria of an exchange of interests under common control, and therefore, the Operating Partnership will account for its acquisition of the Fund under FASB 141, since a common control group does not exist in this transaction.  Accordingly, in the next amendment to our Form S-11 we will change the pro forma condensed consolidated financial statements to reflect the appropriate step-up in the basis of the assets and liabilities acquired based on the consideration received.

As previously noted, prior to the formation transactions, RKB Washington Property Fund I (General Partner) (GP) is the controlling general partner of the Fund.  In accordance with the Fund’s partnership agreement, the GP has had decision making authority over all day-to-day decisions.  The individuals that indirectly control the GP are Richard L. Kramer, Steven A. Grigg and Mark R. Keller.  Additionally, there is no agreement between the GP and the limited partners of the Fund to act in concert with regards to decisions impacting the Fund.  Therefore, the limited partners of the Fund are not part of a control group with the GP based on the guidance set forth in EITF 02-5 paragraph (3).

Although the GP was in control of the Fund before the formation transactions, it will not control the OP after the formation transactions and the initial public offering.  The general partner of the Operating Partnership will be Republic Property Trust (RPT).  RPT is expected to have a Board of Trustees consisting of seven members, four of whom will be independent directors.  Therefore, Richard L. Kramer, Steven A. Grigg and Mark R. Keller, who will be on the Board, will not have control of the OP through either voting or ownership interests.  We note there is no agreement among those individuals to act or vote in concert and as noted below those individuals will own less than 15% of the OP.  This assessment considers the guidance in paragraph 3.c. of EITF 02-5 which indicates that common control would exist if, “a group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.”

In connection with the contribution of the Fund properties, the individuals noted below that indirectly control the GP of the Fund will receive the following consideration in the form of OP units based on the estimated initial public offering price of $15.00 per share and based on how their ownership interests were held in the Fund.

	GP Interest	LP Interest	Total
	(in thousands)

Richard L. Kramer	$13,266	$5,165	$18,433
Steven A. Grigg	4,223	1,344	5,565
Mark R. Keller	4,441	263	4,704

	$21,930	$6,772	$28,702

When considered in the aggregate with their other ownership interests in the REIT, these individuals will hold less than 15% of the shares and OP units expected to be outstanding after the offering based on the estimated initial offering price of $15.00 per share.

As requested by the Staff, an analysis of the consideration received by the contributors of the Fund to the OP is included below.

Fund Equity Allocation	Cash	Units	Shares	Total	%
		(in thousands)

GP interests	$3,680	$33,122	$—	$36,802	22.1
LP interests:
a) RKB/Republic Capital LLC	—	12,955	—	12,955	7.8
b) Other LP’s (Bowman Brown, Unimar, and one individual owner)	—	1,859	—	1,859	1.2
c) Holdco	59,295	—	55,445	114,740	68.9

	$62,975	$47,936	$55,445	$166,356	100

We believe, based on the guidance contained in EITF 02-5, that no person or group has common control before and after the formation transactions and the initial public offering, which would allow for the accounting of this transaction as an exchange of equity interests between entities under common control. Accordingly, this transaction has not been scoped out of FASB 141 as provided for in paragraph D12.  The Registration Statement reflects in the pro forma financial statements a full step-up of both the limited partners and GP’s ownership interests in the Fund to reflect the accounting required under FASB 141.

We understand from our November 28th telephone call with Mr. Telewicz, that the Staff will not object to the full step-up of the ownership interests in the Fund to reflect fair value.

22.                               We have considered your response to our prior comment 72 and note the merger of Holdco into the Operating Partnership will be accomplished through a transfer of assets at carryover basis. We are still unsure how you arrived at this conclusion as it remains unclear how you determined common control.  Please expand your response to discuss your basis in GAAP for accounting for the transaction as a reorganization of entities under common control.

We respectfully direct the Staff to our response in comment #21.

Part II

Item 33. Recent Sales of Unregistered Securities

23.                               We note that RKB Holding will transfer shares and cash to RKB Finance L.P. in satisfaction of an outstanding loan. Please file the agreement with RKB Finance as an exhibit to your registration statement and discuss the transaction in your prospectus.

In response to the Staff’s comment, we respectfully note that the agreement to transfer shares and cash to RKB Finance L.P. in satisfaction of the outstanding loan is contained in the RKB Holding merger agreement.  Please refer to Section 6.2 of the merger agreement previously filed as Exhibit 10.2 to the Registration Statement.

Exhibit 8.1 - Draft Tax Opinion

24.                               Refer to the next-to-last paragraph of the opinion. Counsel’s statement that the opinion may not be relied upon by any other person or for any other purpose is not appropriate because it suggests that investors in this offering may not be entitled to rely on the opinion. Please provide a revised opinion that omits this limitation on reliance.

In response to the Staff’s request, counsel has modified its Exhibit 8.1 opinion.  A revised draft of its opinion is attached hereto as Exhibit B.  It is our intention to file counsel’s Exhibit 5.1 and Exhibit 8.1 opinions with our next pre-effective amendment.

Exhibit 10.2

25.                               Please file exhibits A and C to this agreement in your next amendment.

In accordance with the Staff’s request, we have included Exhibits A and C of the merger agreement as part of this filing.

26.                               Please provide to us copies of the Information Statement and the Election Form referenced in the preamble to the agreement.

In response to the Staff’s request, a copy of the Information Statement and the Election Form, including all amendments and supplements thereto, relating to the RKB Holding merger is supplementally provided to the Staff as Exhibit C.

****

If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at 202-637-6554.

Very truly yours,

/s/ Stuart A. Barr
Stuart A. Barr, Esq.

cc:	Mark R. Keller
J. Warren Gorrell, Jr., Esq.